Appendix 99.1
ATS To Acquire Packaging Machine Provider Paxiom

05/15/2024

CAMBRIDGE, ON – (Business Wire) - ATS Corporation (TSX: ATS) (NYSE: ATS) ("ATS" or the "Company") a leading automation solutions provider, today announced it has entered into a definitive agreement to acquire Paxiom Group (“Paxiom”), a provider of primary, secondary, and end-of-line packaging machines in the food and beverage, cannabis, and pharmaceutical industries.

“With a dynamic product mix and a growing global footprint, Paxiom will be a great addition to ATS,” said Andrew Hider, Chief Executive Officer of ATS Corporation. “As we seek to expand our presence in regulated markets, such as food and beverage and life sciences, the strong reputation and sophisticated offerings that Paxiom brings to market will provide both organic and synergistic opportunities for growth with an accretive margin profile.”

With headquarters in Montreal, Quebec, the group includes its companies WeighPack Systems, EndFlex, Valtara and Kang-Di. With manufacturing facilities in: Montreal, Quebec; Miami, Florida; Schio, Italy and Shanghai, China as well as an integration center and showroom in Las Vegas, NV, Paxiom will join ATS’ Products and Food Technology business. Paxiom has been building leading automated packaging solutions for over 30 years, providing a vast product line that includes precision weigh filling, bagging, wrapping, labelling, conveyors, case forming, robotic case packing and end of line palletizing equipment that will complement ATS’ businesses CFT, Raytec, Marco, IWK, and NCC and allows ATS to offer complete packaging and end-of-line solutions. In its calendar year ended December 31, 2023, Paxiom generated revenues of approximately $67 million and an adjusted EBITDA margin1 above 19%, with the majority of revenues being generated in North America. Paxiom employs approximately 200 people and has a strong customer portfolio representing leading companies in multiple sectors.

“Paxiom’s differentiated solutions in filling, wrapping, sealing, labelling and palletizing across a range of industries will be a strong complement to our existing ATS portfolio,” added Jeremy Patten, President of ATS Products & Food Technology. “As we continue to expand our value proposition to customers across the markets we serve, the addition of Paxiom to ATS is highly complementary and will bring meaningful expansion to how we can support our customers.”

The purchase price represented an EV/EBITDA1 multiple accretive to ATS’ current trading multiple, however, specific financial terms of the transaction were not disclosed. The transaction is expected to close in the third calendar quarter of 2024, subject to customary closing conditions. ATS plans to fund the acquisition with cash and by drawing on its revolving credit facility.

1.Adjusted EBITDA is a non-IFRS measure; adjusted EBITDA margin is a non-IFRS ratio.

About ATS Corporation
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs over 7,000 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Southeast Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange and the NYSE under the symbol ATS. Visit the Company's website at www.atsautomation.com.

Forward-Looking Statements

This press release contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the synergistic opportunities for growth and margin expected from the acquisition; the complement to, or expansion of, ATS’ offering; the benefit to ATS’ customers; the completion of the acquisition of Paxiom; and the manner of funding of the acquisition.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to, the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative strength of the Canadian dollar; risks related to customer concentration; risks related to a recession, slowdown, and/or sustained downturn in the economy; impact of factors such as increased pricing pressure, increased cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases or any epidemic or pandemic outbreak or resurgence, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the effect of events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transaction counterparties, or other companies in the financial services industry generally, or concerns or rumours about any events of these kinds or other similar risks, that have in the past and may in the future lead to market-wide liquidity problems; energy shortages and global prices increases; the consequences of activist initiatives on business performance, results, or share price; the impact of analyst reports on price and trading volume of ATS’ shares; that closing is delayed or prohibited as a result of the inability to complete closing conditions; that the expected synergies are not realized; that the acquisition does not complement or expand ATS’ offering, or benefit customers, as expected; that the transaction is not funded as expected; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in ATS’ annual information form for the fiscal year ended March 31, 2024, which are available on the System for Electronic Data Analysis and Retrieval+ ("SEDAR+") at www.sedarplus.com and on the U.S. Securities Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company’s business and operations; the ability of ATS to execute on its business objectives; and general economic and political conditions, and global events, including any epidemic or pandemic outbreak or resurgence.

Forward-looking statements included in this press release are only provided to understand management’s current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

For more information, contact:	For general media inquiries, contact:
David Galison	Matthew Robinson
Head of Investor Relations	Director, Corporate Communications
ATS Corporation	ATS Corporation
730 Fountain Street North	730 Fountain Street North
Cambridge, ON, N3H 4R7	Cambridge, ON, N3H 4R7
(519) 653-6500	(519) 653-6500
dgalison@atsautomation.com	mrobinson@atsautomation.com

SOURCE: ATS Corporation

Non-IFRS and Other Financial Measures

Throughout this press release management refers to certain non-IFRS measures, and non-IFRS ratios. The term "adjusted EBITDA" is a non-IFRS measure, and "adjusted EBITDA margin"is a non-IFRS ratio, both of which do not have any standardized meaning prescribed within International Financial Reporting Standards ("IFRS") and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is defined as net income excluding income tax expense, net finance costs, depreciation and amortization before items excluded from management's internal analysis of operating results, such as amortization expense of acquisition-related intangible assets, acquisition-related transaction and integration costs, restructuring charges, the mark-to-market adjustment on stock-based compensation and certain other adjustments which would be non-recurring in nature ("adjustment items"). Adjusted EBITDA margin is an expression of the Company's adjusted EBITDA as a percentage of revenues. Adjusted EBITDA and adjusted EBITDA margin are used by the Company to evaluate the performance of its operations. Management believes that adjusted EBITDA is an important indicator of the Company's ability to generate operating cash flows to fund continued investment in its operations. The adjustment items used by management to arrive at these metrics are not considered to be indicative of the business' ongoing operating performance. Management believes that ATS shareholders and potential investors in ATS use these additional IFRS measures and non-IFRS financial measures in making investment decisions and measuring operational results.